CONTACT:
MEDIA: Janet Ko
(905) 267-4226, janet.ko@mdsinc.com

INVESTORS: Peter Dans
                                                           (905) 267-4230 peter.dans@mdsinc.com

For Immediate Release:

MDS Receives Notice of Application
from PerkinElmer, Inc.

TORONTO, CANADA, December 11, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it was served with a Notice of Application (the “Notice”) from PerkinElmer, Inc., with whom MDS has a joint-venture to develop, manufacture and sell inductively coupled plasma mass spectrometers (ICP/MS).  This product line represents less than 10% of annual revenue generated by the MDS Analytical Technologies business.

In September 2009, MDS agreed to sell its interest in the PerkinElmer joint venture to Danaher Corporation as part of the sale of the MDS Analytical Technologies business, subject to obtaining the consent of PerkinElmer, which is required by the terms of the joint-venture agreement.  To date, PerkinElmer has not provided its consent.  In the sale agreement, MDS and Danaher agreed that if PerkinElmer’s consent was not obtained, MDS would retain its interest in the joint-venture and other related assets, and arrangements would be established to facilitate the continued fulfillment of MDS’s joint-venture obligations.

The Notice has been filed with the Ontario Superior Court of Justice, and names MDS Inc., Danaher Corporation and DH Technologies Development PTE Ltd.  The Notice relates to the sale of MDS Analytical Technologies and seeks a range of alternative possible remedies: court direction with respect to the development of protocols to enforce key provisions of the joint-venture agreement between MDS and PerkinElmer; an injunction preventing enforcement of provisions of the MDS Analytical Technologies/Danaher sale agreement, which provide for MDS’s retention of the joint venture; or an interim and permanent injunction preventing the completion of the sale of MDS Analytical Technologies business to Danaher.

MDS believes it has a strong position and, if necessary, intends to defend this claim.  The Company continues to believe the sale of the MDS Analytical Technologies business will be completed in the first calendar quarter of 2010.

MDS does not intend to comment further on these matters unless a material development occurs which requires disclosure.

MDS Strategic Repositioning
On September 2, 2009, MDS announced it had reached an agreement to sell its MDS Analytical Technologies business to Danaher Corporation for $650 million in cash.  The sale was approved by shareholders at a Special Meeting on October 20, 2009.   MDS currently intends to return approximately $400 million to $450 million of sale proceeds to shareholders, by way of a share buyback.  The Company currently expects the sale to close before the end of the first calendar quarter of 2010, subject to the satisfaction of the conditions to closing.  MDS also previously announced that it intends to sell its remaining MDS Pharma Services business, a leading provider of innovative drug discovery and early-stage development solutions for pharmaceutical and biotechnology companies.  The Company continues to have discussions with interested parties.  There can be no assurance that MDS will complete a transaction involving MDS Pharma Services.  If MDS determines that there is not an acceptable transaction, it intends to retain and invest in building the business.  Upon completion of these transactions, the Company would be focused solely on its MDS Nordion business, which is a leading provider of medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies. Additional background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs, and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 3,600 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements, including statements with respect to the proposed sale of the MDS Analytical Technologies business, and factors that may affect such proposed sale. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance, and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including the outcome of litigation and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission.

SOURCE: MDS